

March 19, 2012

Gregory Jung
Chief Financial Officer
Pazoo, Inc.
15A Saddle Road
Cedar Knolls, New Jersey 07927-1901

>   **Re: Pazoo, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed February 23, 2012**
>   **File No. 333-178037**

Dear Mr. Jung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you make inconsistent references to the amount of your Series A Preferred stock that is issued and outstanding. By way of example only, and not intended as an exhaustive list, we refer to your disclosure on page 3 which states that you have only issued 2,400,000 shares of Series A Preferred, but on pages 14 and 27 you state that you have issued 3,600,000 shares of Series A Preferred. Please revise the disclosure throughout your filing to be consistent and accurate with respect your Series A Preferred stock.

Security Ownership of Certain Beneficial Owners and Management, page 44

2. We reissue, in part, comment 8 of our letter dated February 9, 2012. In calculating beneficial ownership percentages for all persons other than ICPI, you should not consider the shares that underlie the Series A Preferred stock and warrants held by ICPI. Those shares should only be considered in calculating ICPI's beneficial ownership percentage.

Please also include disclosure explaining the manner in which you calculated ICPI's beneficial ownership in comparison to the manner in which you calculated the beneficial ownership percentages for all persons other than ICPI. Please revise your table on page 45 and related disclosure accordingly. See Instruction 1 to Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.

Financial Statements, page 46

3. Please tell us where in the financial statements you disclosed the conversion rate for the Series A Preferred stock.

Recent Sales of Unregistered Securities, page 57

4. We reissue, in part, comment 16 of our letter dated February 9, 2012. For each unregistered securities transaction set forth in your table beginning on page 58, please state the facts relied upon to make the cited exemption available. See Item 701 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: Wolfgang Heimerl, Esq.
        Via Email